EXHIBIT 99.1

ADR Ratio Change

22 June 2023

Biodexa Pharmaceuticals PLC
(“Biodexa” or the “Company”)

ADR Ratio Change

Biodexa Pharmaceuticals PLC (Nasdaq: BDRX), a clinical-stage biopharmaceutical company developing a pipeline of products aimed at primary and metastatic cancers of the brain,  announces a ratio change on its American Depositary Receipts (“ADR”) from one (1) ADR representing five (5) ordinary shares, to the new ratio of one (1) ADR representing four hundred (400) ordinary shares (the "Ratio Change"). The effective date of the Ratio Change is expected to be 5 July 2023.

Pursuant to the Ratio Change, effective 5 July 2023, ADR holders will be required on a mandatory basis to surrender their ADRs for cancellation and exchange to receive one (1) new ADR (New CUSIP: 59564R708) for every eighty (80) old ADRs (Old CUSIP: 59564R609). No fractional ADRs will be allocated. The aggregate fractions, if any, will be sold and the net proceeds will be distributed to the entitled ADR holder. The Company's Depositary, The Bank of New York Mellon, will contact ADR holders and arrange for the exchange of their existing ADRs for new ADRs.

For ADR holders, the Ratio Change will have the same effect as a one-for-eighty reverse ADR split. The ordinary shares of Midatech will not be affected by this change.

The Ratio Change is aimed to bring the price of the Company’s ADRs into compliance with the Nasdaq $1.00 minimum bid price per share requirement, though Midatech can give no assurance that the Ratio Change will be effective in achieving this goal.

Biodexa Pharmaceuticals PLC
Stephen Stamp, CEO, CFO
Tel: +44 (0)29 2048 0180
www.biodexapharma.com

Edison Group (US Investor Relations) Alyssa Factor Tel: +1 (860) 573 9637 Email: afactor@edisongroup.com

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of products aimed at primary and metastatic cancers of the brain.  The Company’s lead candidate, MTX110, is being studied in aggressive rare/orphan brain cancer indications including recurrent glioblastoma and diffuse midline glioma.

MTX110 is a liquid formulation of the histone deacetylase (HDAC) inhibitor, panobinostat.  This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at potentially chemotherapeutic doses directly to the site of the tumour, by-passing the blood-brain barrier and avoiding systemic toxicity.

Biodexa is supported by three proprietary drug delivery technologies focused on improving the bio-delivery and bio-distribution of medicines.  Biodexa’s headquarters and R&D facility is in Cardiff, UK.  For more information visit www.biodexapharma.com.

Forward-Looking Statements

Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States.  Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and may include, but are not limited to, statements expressed or implied regarding our ability to regain compliance with Nasdaq’s minimum bid price per share requirement. Any forward-looking statements are based on currently available competitive, financial and economic data together with management's views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the SEC, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements.  These forward-looking statements speak only as of the date of this announcement.  All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above.  Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or events otherwise arising.